Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

January 17, 2017

Mr. Brad Skinner

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:      Exxon Mobil Corporation

            Form 10-K for Fiscal Year Ended December 31, 2015

            Filed February 24, 2016

            Response Letter dated October 24, 2016

            File No. 1-02256

Dear Mr. Skinner:

The purpose of this letter is to document the discussion held with Lily Dang, during a telephone conversation on January 17, 2017 that ExxonMobil will endeavor to respond to the questions posed in the SEC’s letter dated January 13, 2017 as soon as possible, but no later than February 15, 2017.  The reason for ExxonMobil's request for additional time is due to the availability of key members of management who will be out of the office or have significant commitments over this time period.

Please do not hesitate to contact me at 972-444-1290 if you have any questions.

                                                                                          Sincerely,

                                                                                          By:   /s/ Stephen J. Kestle

                                                                                          ----------------------------------------

                                                                                          Name:   Stephen J. Kestle

                                                                                          Title:  Financial Reporting Manager

c:      Lily Dang